EXHIBIT 99.2

THE FOLLOWING ADDITIONAL PRESS RELEASE WAS ISSUED BY

DAINIPPON SUMITOMO PHARMA CO., LTD.

ON SEPTEMBER 3, 2009

September 3, 2009

For Immediate Release

Company Name:  Dainippon Sumitomo Pharma Co., Ltd.

Representative:  Masayo Tada, President

(Securities Code: 4506, 1st Section of TSE and OSE)

Contact:  Atsuko Higuchi, Director, Public Relations

(Phone: +816-6203-1407)

Dainippon Sumitomo Pharma Co., Ltd. to Acquire U.S.-based Sepracor Inc.

Dainippon Sumitomo Pharma Co., Ltd. (Head Office: Osaka, Japan; President: Masayo Tada; hereafter, “DSP”) and Sepracor Inc. (Head Office: Marlborough, Massachusetts, USA; President and CEO: Adrian Adams; listed on NASDAQ; hereafter, “Sepracor”) today announced that they have entered into a definitive agreement (the “Agreement”) pursuant to which DSP will make a cash tender offer for all of Sepracor’s common shares and subsequently acquire any remaining Sepracor shares through a cash merger.

Under the terms of the Agreement, DSP intends to acquire all of the outstanding common shares of Sepracor through a tender offer to be made by DSP’s wholly owned U.S. subsidiary for a total purchase price of approximately $2.6 billion ($23.00 per share).  The offer price approximately represents a 27.6% premium over the closing price of Sepracor’s common stock on September 1, 2009.

Upon completion of the acquisition, Sepracor will become a wholly owned subsidiary of Dainippon Sumitomo Pharma America Holdings, Inc. (Head Office: New Jersey, USA; hereafter, “U.S. Holding Company”), a holding company wholly owned by DSP, and will continue its operations based mainly in Marlborough, Massachusetts. The Boards of Directors of DSP and Sepracor have each unanimously approved this transaction.  This acquisition is subject to expiration or termination of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and satisfaction or waiver of other customary conditions.

1.  Objectives of the Sepracor Acquisition

DSP outlined in its mid-term business plan its vision to “strengthen our business foundation as a first step in becoming a global corporation.”  As part of the efforts to realize this vision, DSP has been focusing on the global development of the antipsychotic drug, Lurasidone, as well as considering the commercialization of Lurasidone in the U.S. through a U.S.-based sales and marketing organization.

Sepracor is a pharmaceutical company that specializes primarily in the areas of central nervous system (CNS) and respiratory disorders.  In the U.S., Sepracor owns several highly regarded and well-recognized products, including LUNESTA® (eszopiclone) for the treatment of insomnia. In addition, it has a fully integrated commercial organization that includes a strong sales network covering primary care physicians and specialists.

DSP intends to significantly enhance its sales and marketing capability in the U.S. through the acquisition, which should enable DSP to accelerate its penetration into the U.S. market and increase the potential to maximize product value of Lurasidone in this market. The acquisition will also increase DSP’s overseas revenue contribution to approximately 40% and immediately enhance DSP’s clinical pipeline in the U.S.  DSP intends to continue its efforts to improve its presence in the U.S. market and to further expand its business in the U.S and Canada.

Mr. Masayo Tada, President of DSP, noted, “Sepracor has pursued growth through development of its unique pipeline and introduction of innovative pharmaceutical products to the market, a strategy that fits perfectly with our management philosophy. We expect that Sepracor will become a ‘Center of Excellence’ for DSP in the U.S., and will make a significant contribution to DSP both as a commercialization infrastructure for our self-developed products and as a strategically important base for business development.”

Mr. Adrian Adams, President and Chief Executive Officer of Sepracor, noted, “DSP is a leading Japanese pharmaceutical company with a distinguished history and an established, strong track record of operational and financial performance based on a number of successful product launches. Both companies share a common vision, values and strategy, and the transaction should enable Sepracor to enhance its product pipeline and enjoy sustainable growth well into the future. Our well-established management team is pleased to be a part of the integration and building of this very exciting business combination, a combination that we believe is not only in the best interest of our shareholders, but also potentially delivers exciting opportunities to our talented employees now and in the future.”

Nomura Securities Co., Ltd. and Thomas Weisel Partners LLC are serving as joint financial advisors to DSP in connection with the acquisition, and Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal counsel to DSP.

Outline of the Tender Offer

(1)	Acquirer: Aptiom, Inc.

In connection with this transaction, DSP has established a merger subsidiary, Aptiom, Inc. (“Aptiom”), as a wholly owned subsidiary of U.S. Holding Company. Following the consummation of the tender offer and subject to the satisfaction or waiver of certain conditions, Aptiom will merge with and into Sepracor, with Sepracor continuing as the surviving corporation and becoming a wholly owned subsidiary of U.S. Holding Company.

(2)	Tender Offer Target: Sepracor Inc.
(3)	Tender Offer Period:
The tender offer will commence within 7 business days following the date of the Agreement and will remain open for 20 business days.
Subject to the terms of the definitive agreement, the tender offer period is required to be extended in the event that the conditions to the tender offer are not satisfied or waived.
(4)	Tender Offer Price: $23.00 per share
(5)	Total Capital Required: Approximately $2.6 billion

The total required capital is calculated based on total outstanding shares of Sepracor (on a fully diluted basis as fully defined in the definitive agreement) and the offer price indicated in (4). DSP plans to fund the capital required for the tender offer by bank borrowings in addition to its liquidity on hand, but the closing of the transaction is not contingent on the receipt of financing.

In the future, DSP may decide on and take the optimum measures of funding by considering various factors such as its performance, financial conditions and the market climate.
(6)	Minimum Number of Shares to be Purchased:

DSP will purchase the tendered shares if all the conditions of the tender offer are satisfied or waived, including that the number of tendered shares is equal to at least a majority of the total outstanding shares of Sepracor’s common stock on a fully diluted basis (as fully defined in the definitive agreement) as of the expiration of the tender offer.

(7)	Change in DSP’s Ownership of Sepracor Stock as a Result of Tender Offer:
Ownership prior to the tender offer: 0%

Ownership after the tender offer:  100%

(Assuming that 100% of Sepracor’s common shares are acquired through the tender offer)

In the event DSP does not successfully purchase 100% of Sepracor’s common shares in the tender offer (provided that at least a majority of the total outstanding shares of Sepracor’s common stock on a fully diluted basis as fully defined in the definitive agreement are validly tendered and accepted by Aptiom), DSP will effect a cash merger between Sepracor and Aptiom, with Sepracor as the surviving company, pursuant to which Sepracor will become a wholly owned subsidiary of U.S. Holding Company.  The consideration for the merger will be $23.00 per share, which is the same as the tender offer price.

2.	Overview of Sepracor

(1)	Trade Name: Sepracor Inc.
(2)	Businesses

Sepracor is a fully integrated specialty pharmaceutical company that is involved in research and development, manufacturing, marketing and sales of pharmaceutical products that specialize in the therapeutic areas of CNS and respiratory disorders. The company currently markets six products in the U.S., including LUNESTA® (eszopiclone) for the treatment for insomnia in the CNS area, and XOPENEX® (levalbuterol HCl) Inhalation Solution in the respiratory area.

(3)	Established: January 27, 1984
(4)	Head Office: Marlborough, Massachusetts, U.S.A.
(5)	Representative: Adrian Adams, President and CEO
(6)	Paid-in Capital: $11,522 thousand (as of June 30, 2009)
(7)	Major Shareholders and Ownership (as of June 30, 2009):
Wellington Management Company, LLP 8.5% (9,377,685 shares)
Fidelity Management & Research 7.6% (8,434,179 shares)
Barclays Global Investors, N.A. 5.6% (6,251,125 shares)
(8)	Relationship With Sepracor:

DSP and Sepracor do not have any capital, personal or transactional relationships that require disclosure. In addition, any related persons to DSP or related companies of DSP and Sepracor do not have any material capital, personal or transactional relationships.

(9)	Number of Shares Outstanding: 110,988,138 common shares (as of June 30, 2009)
(10)	Fiscal Year End: December 31
(11)	Number of Employees: approximately 2,100 (including approximately 1,200 MRs) (as of June 30, 2009)
(12)	Performance in Recent Fiscal Years:

(Unit: $ in millions, except for per share)

Fiscal Year	2006	2007	2008		First Half 2009
Stockholders’ equity	115	228	725		838
Total assets	1,492	1,403	1,807		1,648
Revenues	1,183	1,225	1,292		656
Research and development	163	264	337	*	132
Income from operations	153	24	59		140
Income before income taxes	152	41	39		132
Net income	149	34	480	**	80
Basic earnings per share ($)	1.42	0.32	4.42		0.73
Diluted earnings per share ($)	1.29	0.30	4.13		0.70

*: R&D Expense includes in-process R&D expense.

**: Amount includes release of tax valuation allowance.

4.               Impact on Earnings of DSP

If the tender offer is successful, earnings per share (EPS) are expected to become accretive by fiscal year ending March 2012.  (In addition, EPS before amortization of goodwill are expected to become accretive by fiscal year ending March 2011.)  DSP expects to recognize goodwill and intangible assets related to in-process R&D in fiscal year ending March 2010.  Details including the financial impact from consolidation will be announced in due course.

Forward-Looking Statements

This announcement contains forward-looking statements that involve significant risks and uncertainties. All statements that are not historical facts are forward-looking statements, including: statements that are preceded by, followed by, or that include the words “believes,” “anticipates,” “plans,” “expects”, “could”, “should” or similar expressions; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; and any statements of assumptions underlying any of the foregoing. All estimated or anticipated future results, product performance or other non-historical facts are forward-looking and reflect DSP’s current perspective on existing trends and information. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties that are subject to change based on factors that are, in many instances, beyond DSP’s control. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Sepracor stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities, other business effects, including the effects of industry, economic or political conditions outside of DSP’s control; transaction costs; actual or contingent liabilities; or other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Sepracor, as well as the tender offer documents to be filed by Aptiom and the Solicitation/Recommendation Statement to be filed by Sepracor. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on DSP’s results of operations or financial condition. DSP does not undertake any obligation to update or revise any forward-looking statements as a result of new information, future developments or otherwise.

Additional Information

The tender offer for the outstanding common stock of Sepracor referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Sepracor common stock will be made pursuant to an offer to purchase and related materials that Aptiom intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Aptiom is required to file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Sepracor is required  to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS), AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL

CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Sepracor. In addition, all of these materials (and other materials filed by Sepracor with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its web site at http://www.sec.gov. Investors and security holders may also obtain free copies of these documents that are filed with the U.S. Securities and Exchange Commission from Sepracor at http://www.sepracor.com.

Lunesta and Xopenex are registered trademarks of Sepracor Inc.